November 2, 2005

VIA EDGAR

Ms. Elaine Wolff

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

RE:	Deerfield Triarc Capital Corp. Registration Statement on Form S-11, filed on September 13, 2005 Registration No. 333-128294

Dear Ms. Wolff:

As counsel to Deerfield Triarc Capital Corp., a Maryland corporation (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 1 (“Amendment No. 1) to the Company’s Registration Statement on Form S-11 (File No. 333-123762) (the “Registration Statement”), together with exhibits.

We have provided to each of you and Geoffrey Ossias a courtesy copy of this letter and two courtesy copies of Amendment No. 1 filed by the Company on the date hereof, one copy of which has been marked to reflect changes made to the Registration Statement filed with the Commission on September 13, 2005. These changes have been made in response to the Staff’s comments in its letter dated September 28, 2005 and for the purpose of updating and revising certain information in the Registration Statement. Capitalized terms used and not otherwise defined in this response letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement.

Selling Stockholders, page 127

1.	Please identify your selling stockholders or class of stockholders.

RESPONSE:

The Company has revised Amendment No. 1 in response to the Staff’s comment.

Ms. Elaine Wolff

November 2, 2005

2.	In the event that you identify individual stockholders at this time:
•	please be sure to identify the natural person who controls the investment decision for each of your selling stockholders that is a private entity;
•	please identify the selling shareholders that are broker-dealers or are affiliated with broker-dealers.

Please note, a registration statement registering the resale of shares being offered by broker-dealers must identify the broker-dealers as underwriters if the shares were not issued as underwriting compensation.

RESPONSE:

The Company has revised Amendment No. 1 in response to the Staff’s comment.

Ms. Elaine Wolff

November 2, 2005

3.

For selling shareholders that are affiliates of broker-dealers, please provide an analysis showing that the resale of these securities is not an indirect primary offering. Your analysis should address the following points:

•	how long the selling shareholders have held the securities,
•	the circumstances under which the selling shareholders received the securities,
•	the selling shareholders’ relationship to the issuer,
•	the amount of securities involved,
•	whether the sellers are in the business of underwriting securities, and
•	whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.
Assuming the resale of securities by affiliates of broker-dealers is not an indirect primary offering, you must clearly state in your prospectus:
•	the seller purchased in the ordinary course of business; and
•	at the time of the purchase of the securities to be resold the seller had not agreements or understandings, directly or indirectly, with any person to distribute the securities.

RESPONSE:

The Company respectfully submits to the Staff that the resale of shares of its common stock by one or more affiliates of broker-dealers should not be considered an indirect primary offering. The Company has now determined the investors that wish to be included as selling stockholders in the offering and such selling stockholders are identified beginning on page 128 of Amendment No. 1. Only 10 of such selling stockholders have identified themselves as affiliates of a broker-dealer, with the number of shares to be sold by such selling stockholders totaling 540,666 shares (representing less than 3% of both the number of shares outstanding and the number of shares that are anticipated to be sold in the offering). Such selling stockholders purchased their shares in the Company’s December 2004 private offering in transactions that were exempt from registration either by purchasing from the initial purchasers

Ms. Elaine Wolff

November 2, 2005

pursuant to Rule 144A under the Securities Act or by purchasing directly from the Company pursuant to Rule 506 of Regulation D under the Securities Act. To the knowledge of the Company, such selling stockholders have held the shares continuously since December 2004. To the knowledge of the Company, none of such selling stockholders has any relationship with the Company and none is in the business of underwriting securities. Each of such selling stockholders has represented that the shares covered by the Registration Statement were purchased by such selling stockholder in the ordinary course of business and that at the time of such purchase, such selling stockholder had no arrangements or understandings, directly or indirectly, with any person to distribute such shares. Accordingly, it does not appear that such selling stockholders are acting as conduits for the issuer. In addition, in response to the second part of the Staff’s comment, the Company has inserted footnote 5 on page 132 of Amendment No. 1 and indicated the selling stockholders to which the footnote applies.

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 804-788-7366.

Very truly yours,

/s/  Daniel M. LeBey

cc:	Mr. Geoffrey Ossias
Mr. Jonathan W. Trutter
Mr. Aaron D. Peck
Mr. Robert E. Armour
Mr. Frederick L. White